UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

DS HEALTHCARE GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

23336Q109
(CUSIP Number)
Fernando Tamez Gutierrez
1451 Brickell Avenue Unit 2701 Miami, FL 33131 (786) 856-8377
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1 NAME OF REPORTING PERSONS Fernando Tamez Gutierrez
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (see instructions) OO, PF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Mexico and Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,917,710
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 2,917,710
10 SHARED DISPOSITIVE POWER None
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,917,710
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.17%
14 TYPE OF REPORTING PERSON (see instructions) IN

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This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates the Schedule 13D filed on January 9, 2018, as amended by Amendment No. 1, filed on December 29, 2017 by the Reporting Person (as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 2 amends Item 3 of the Schedule 13D to add the following:

The Reporting Person was issued the following Shares pursuant to his October 2013 Performance Agreement with the Issuer (the “Performance Shares”):

Date	Number of Shares
February 16, 2018	122,660
March 26, 2018	625,000

The Performance Shares were issued to the Reporting Person directly from the Issuer.

Item 4. Purpose of Transaction

This Amendment No. 2 amends Item 4 of the Schedule 13D to replace the last paragraph with the following:

On January 24, 2018, the Reporting Person sent a demand letter to the Issuer demanding payment of amounts due under the Performance Agreement and the June 30, 2017 employment agreement between the Reporting Person and the Issuer (the “Employment Agreement”) and the shares of DS Mexico due under the Addendum as follows:  (1) $50,000 in Shares for each of the past five years, for an aggregate amount of 2,650,202 Shares under the Performance Agreement; (2) an aggregate of $355,381.44 for the Profit Participation due over the past five years under the Performance Agreement; (3) $500,000 as a Change of Control payment under the Performance Agreement in connection with the change of a majority of the board members of DS Mexico on August 5, 2017; (4) shares representing the 48% stake in DS Mexico pursuant to the Addendum; and (5) $29,166.66 unpaid salary under the Employment Agreement. The Issuer issued to the Reporting Person the following Performance Shares.

•

122,660 Performance Shares on February 16, 2018, in connection with the Reporting Person’s service from 2013 to 2016.

•

625,000 Performance Shares on March 26, 2018, in connection with the Reporting Person’s service in 2017.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a) & (b)

The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 2,917,710 Shares, representing approximately 10.17% of the Issuer’s outstanding Shares (based upon 28,684,990 Shares outstanding, which is equal to the 26,037,330 Shares outstanding as of August 14, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission on August 13, 2017, plus the 1,900,000 Shares issued to the Reporting Person on November 15, 2017, the 122,660 Performance Shares issued to the Reporting Person on February 16, 2018 and the 625,000 Performance Shares issued to the Reporting Person on March 26, 2018).

(c)

Except as described in this Amendment No. 2, or the Schedule 13D, there were no other transactions with respect to Shares effected during the past 60 days by the Reporting Person.

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(d)

To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fernando Tamez Gutierrez

Dated: April 05, 2018	By:	/s/ Fernando Tamez Gutierrez
	Name:	Fernando Tamez Gutierrez